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                                                                      VAN KAMPEN
                                                                      FUNDS INC.

NEWS RELEASE

    1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace, Illinois 60181-5555
                               o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                        VAN KAMPEN MUNICIPAL INCOME TRUST
                                       AND
                VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
           ANNOUNCE ADJOURNMENT OF MEETING FOR PROPOSED REORGANIZATION

         CHICAGO (July 22, 2005) -- The adjourned joint special meeting of shareholders of Van Kampen Municipal Income Trust and Van Kampen Trust for Investment Grade Municipals was held on July 22, 2005 and has been further adjourned to August 12, 2005 at 8:30 a.m. to allow additional time to solicit the additional votes needed to approve proposals as outlined in the Notice of Special Meeting previously mailed to shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $100 billion in assets under management or supervision, as of June 30, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.